May 19, 2006

VIA EDGAR

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Lucent Technologies Form 10-K for September 30, 2005
Lucent Technologies Form 10-Q for December 31, 2005
File No. 001-11639

Dear Mr. Spirgel:

We acknowledge receipt of your letter dated May 8, 2006 to John Kritzmacher of Lucent Technologies Inc. (the “Company”). Set forth below are the Division’s comments, each of which is followed by the Company’s response:

Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page F-2

Executive Summary, page F-2

1.

Refer to your discussion of the recognition of the changes in the estimated fair value of warrants issued as part of the global settlement of your shareowner litigation on page F-5. Tell us how you determined the appropriate accounting treatment for the issuance of these warrants, specifically with regard to the measurement date. Provide reference to authoritative literature used as guidance.

Response:

On March 27, 2003, the Company reached agreement to settle certain pending shareowner litigation. The settlement required approvals from various courts before it became final. It was also subject to a lengthy claims administration process. Under the terms of the settlement agreement, we agreed to pay $315 million in common stock, cash or a combination of both at the Company’s option. We also agreed to issue warrants to purchase 200 million shares of our common stock at an exercise price of $2.75 per share with an expiration date three years from the date of issuance. In accordance with Emerging Issues Task Force (EITF) Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees, or in Conjunction with Selling, Goods or Services”, we determined that the measurement date was March 27, 2003 (the date we entered into the settlement agreement) and measured the fair value of the warrants on that date for approximately $95 million. We believe this is the proper measurement date since it represents the date at which “a commitment for the performance by the counterparty to earn the equity instruments was reached” (EITF 96-18 – Issue 1).

Mr. Larry Spirgel

Securities and Exchange Commission

May 2006

Although a settlement agreement was reached in March 2003, the liability for the shareowner litigation had not been extinguished. Paragraph 16 of SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, provided that Lucent could not derecognize the shareowner litigation liability until the Company had “delivered cash or other financial assets (i.e., the Lucent warrants) to extinguish the liability or until the point of being legally released as the primary obligor.” In applying this guidance, we believed the liability would not be defeased until the final consideration (the warrants) was issued directly to the claimants.

During the period between the settlement date and December 10, 2004 (the Distribution Date), we believed the warrants were not issued to the final recipients and since the terms of the final approval from the judge were not known as of the measurement date, we applied the guidance of Issue 4(c) of EITF 96-18 to “recognize and classify future changes in the fair value of the commitment in accordance with the relevant accounting literature on financial instruments” such as EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock.” Paragraph 1 of EITF 00-19 provides that warrants are included in the scope of contracts that are indexed to a company’s own stock. We applied the provisions of paragraphs 8 and 9 of EITF 00-19 to initially record the warrants at their fair value of approximately $95 million and adjusted the liability each period for subsequent changes in fair value until the warrants were issued directly to claimants. We believe this accounting approach is proper because our results each period reflected the most probable estimate of the consideration to be paid to the claimants.

The warrants were valued each reporting period using the Black-Scholes option-pricing model. Changes in the fair value of the warrants were included in other income or expense. The Black-Scholes option-pricing model used an implied volatility factor observed in the market for similarly traded options on Lucent’s common stock. On the Distribution Date, we adjusted the fair value of the warrants to $323 million determined by their traded value in capital markets when they were distributed. We believe that the traded value of the warrants on the Distribution Date was the best evidence of fair value for the liability when it was extinguished in December 2004.

Footnote 12. Financial Instruments, page F-70

Derivative Financial Instruments and Market Risk, page F-72

2.

Your accounting treatment for interest rate swaps is unclear as is whether any of your financial instruments are designated as hedges under SFAS 133. Please clarify the method used to account for all of your derivative financial instruments.

Mr. Larry Spirgel

Securities and Exchange Commission

May 2006

Response: As of September 30, 2005, we designated interest rate swap agreements (the hedging instruments) with $400 million of notional amount as hedges of our exposure to the variability in the fair value of $400 million of debt obligations (the hedged items). The “short-cut method” of paragraph 68 of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” was applied. This method assumes no ineffectiveness in the hedging relationship between the interest rate swaps and the debt obligations because the hedging relationship is expected to be highly effective in achieving offsetting changes in fair value of the fixed-rate debt instruments attributable to changes in interest rates. Specifically, we believe we meet the criteria for hedge accounting treatment because:

(1) the notional amounts of the swaps and the debt obligations match;

(2) the fair value of the swaps were zero at inception;

(3) the formula for computing net settlements is fixed throughout the hedge period;

(4) the debt obligations are not prepayable;

(5) the variable leg of the hedging transaction matches a benchmark interest rate of LIBOR plus a spread of predefined basis points;

(6) there are no assumptions of ineffectiveness;

(7) the expiration dates of the swaps match the maturity date of the debt obligations;

(8) there is no floor or ceiling on the variable interest rate in the swaps; and

(9) the three-month interval between repricings of the swaps is frequent enough to support that the net settlements are at a market rate.

All of these assumptions are supported with contemporaneous documentation that identifies our risk management objectives and strategies for undertaking the hedges. The fair value of the interest rate swaps at September 30, 2005 was a current liability of $5 million and a $12 million current asset as of September 30, 2004.

Our exposure to risk from changes in foreign currency exchange rates is managed by using forward and option contracts and to a lesser extent by embedding foreign currency indexation clauses into certain sales and purchase contracts. Our risk management objective is to minimize the effects of volatility on our cash flows by identifying the assets, liabilities or forecasted transactions exposed to these risks and hedging them. We hedge all types of foreign currency risk to preserve our cash flows in accordance with corporate risk management policies, but generally do not designate related derivative instruments as hedges under SFAS 133, for cost/benefit reasons. The changes in fair value of these undesignated freestanding foreign currency derivative instruments and embedded derivatives are recorded in other income or expense in the period of change. For the year ended September 30, 2005, Lucent’s foreign currency forward and option contracts (all of which were unqualifying under SFAS 133) coupled with our foreign currency embedded derivatives amounted to net loss of $5 million.

We will provide additional information to clarify these disclosures in our filings on a prospective basis.

Mr. Larry Spirgel

Securities and Exchange Commission

May 2006

3.	Additionally, please disclose the balance sheet classification of your derivative financial instruments and the changes in fair value of non-qualifying hedges.

Response: As of September 30, 2005, all of our foreign currency forward and option contracts were non-qualifying hedges and together with our foreign currency embedded derivatives were classified as follows (dollars in millions):

	September 30,
	2005	2004
Other Current Assets
Forward and Option Contract
Receivables – Undesignated Hedges	$9	$13
Foreign Currency Embedded Derivatives	5	-

Other Current Liabilities
Forward and Option Contract
Payables – Undesignated Hedges	12	15
Foreign Currency Embedded Derivatives	9	-

Net Liability	$7	$2

The amounts were not material and as a result were not separately disclosed. The changes in fair value of the non-qualifying foreign currency derivatives, including the foreign currency embedded derivatives, and the qualifying interest rate swap derivatives were recorded in other income or expense in the period of change.

4.

Refer to your discussion of the fair value of hedged contract and embedded derivatives as of September 30, 2005 and 2004 on page F-72. Clarify whether you have offset derivative instrument assets and liabilities in your financial statements, and if so, your accounting basis for doing so.

Response: We have not offset derivative instrument assets and liabilities in our consolidated balance sheets as they do not meet the criteria for the right of offset under FASB Interpretation No. 39, “Offsetting of Amounts Related to Certain Contracts.” The derivative instrument assets and liabilities have been recorded on a gross basis in Other Current Assets and Other Current Liabilities but due to their immateriality, our disclosures reported them as an aggregate net liability at September 30, 2005 and 2004.

Mr. Larry Spirgel

Securities and Exchange Commission

May 2006

Form 10-Q for the Fiscal Quarter Ended December 31, 2005

Footnote 3. Stock-based Compensation page, page 7

5.

Refer to your discussion of performance share awards on page 8. We note that these awards are subject to fair value adjustments for changes in the market value of the underlying common stock until the performance levels have been determined at the end of each fiscal year. Tell us how you determined the appropriate accounting treatment for the issuance of these warrants, specifically with regard to the measurement date. Provide reference to authoritative literature used as guidance.

Response: Lucent uses a Long-Term Incentive Plan (LTIP) to compensate certain employees who achieve operational objectives and increase shareholder value through their leadership. The LTIP consists of a three-year performance cycle with payment of the award at the end of the three-year performance period. The 2006-2008 LTIP Award cycle will be paid 75% in cash and 25% in performance shares. Performance shares will be used as the sole source of payment for officers. These performance shares are not warrants as indicated in your question. Performance shares represent a target number of shares of Lucent common stock. The final payout is based on attaining three distinct annual targets. Each annual target is set by management and agreed to by Lucent’s Board of Directors in October of each fiscal year. Only the first year’s performance target is set at the inception of the arrangement. Funding is determined annually based on whether Lucent achieves the established target and is adjusted up or down based on how much the target is exceeded or missed, respectively. The annual targets are based on operating income and adjusted for revenue growth or declines. For the cash component, an estimate of the amount of the final payout is recognized ratably over the service period of three years. Amounts in excess or below the 100% target amount are also recognized ratably over the remaining service period. Payment of cash and performance shares is to be made at the end of the service period in December 2008.

Compensation cost relating to the performance shares component of the plan is recognized in accordance with the fair-value-based method set forth in SFAS No. 123R, “Share Based Payment” (SFAS 123R). The following sets forth certain of the key criteria in establishing the amount and timing of recognizing compensation cost for Lucent’s performance shares.

SFAS 123R distinguishes between service inception date and the grant date. The service inception date is the date at which the requisite service period begins (i.e. the period during which an employee is required to provide service in exchange for the share-based award). The service inception date is usually the grant date but can precede the grant date if (a) the award is authorized, (b) service begins before a mutual understanding of the key terms and conditions of a share-based payment award is reached, and (c) either of the following conditions applies: (1) the award’s terms do not include substantive future service at the grant date or (2) the award contains a market performance condition that if not satisfied during the service period preceding the grant date results in forfeiture of the award. If the service inception date precedes the grant date, compensation cost for periods before the grant date shall be based on the fair value of the award at each of the reporting dates up to the grant date (i.e. marked to market).

Mr. Larry Spirgel

Securities and Exchange Commission

May 2006

SFAS 123R requires three criteria to establish a grant date – (1) the employer and employee have reached a mutual understanding of the award’s key terms and conditions, (2) the company is obligated to issue shares if the employee fulfills vesting conditions, and (3) an employee begins to benefit from, or be adversely affected by, subsequent changes in the stock price.

Our conclusions are that Lucent’s 2006-2008 LTIP cycle would meet the above criteria as follows:

(a)

The October 2005 approval by the Lucent Board of Directors (the Board) of the 2006-2008 Cycle would be considered authorization. However, each year’s tranche would be considered to have its own service inception date and grant date because the plan specifies an independent performance condition for each year of the three-year cycle. As such, given that the performance target for only fiscal 2006 would be established in the October 2005 Board meeting, only the 2006 tranche will be considered to be authorized at this time.

(b)

Due to the fact that the key terms and conditions (i.e. the specific operating income and revenue growth targets) will not be communicated to the employees until they are actually met and approved by the Board in October 2006 (based on actual fiscal 2006 results) the grant date will not occur until October 2006 for the first tranche. Also, at that time the performance targets will be set for the second tranche. As such, the service period would begin for the first tranche in December 2005 when the 2006-2008 LTIP Cycle is communicated to employees.

(c)

(1) The award does require substantive future service after the grant date for tranches 1 and 2 (i.e., 2 and 1 additional year(s) of service, respectively). (2) If the operating income and/or revenue growth targets are not achieved it is possible that no awards would be granted.

As a result of meeting criteria (a), (b) and (c) (2), compensation cost would begin to be recorded at the service inception date (i.e. December 2005) for the 2006 tranche and will be recognized over the vesting period (i.e. through December 2008). The fair value for this tranche will be trued up on a cumulative basis to reflect the fair value at each reporting date up to the grant date in October 2006. The service inception date for the 2007 tranche of the 2006-2008 LTIP Cycle will be December 2006. Compensation cost will be recognized from December 2006 through December 2008 with mark-to-market adjustments through the grant date in October 2007. Compensation cost for the final tranche will be recognized beginning in December 2007 and will be recognized through the expected payout in December 2008. Similarly, the fair value of these performance shares will be marked-to- market through the October 2008 grant date.

FASB Staff Position No. FAS 123R-2, “Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123R”, provides that a mutual understanding of the key terms and conditions of an award exists at the date the award is approved by the Board if the recipient does not have the ability to negotiate the key terms and conditions of the award with the employer and the key terms of the award are expected to be communicated to all of the recipients within a “relatively short time period” from the date of approval. A “relatively short time period” should be determined based on the period that is plausible in completing the necessary actions to communicate the terms to employees in accordance with the company’s customary

Mr. Larry Spirgel

Securities and Exchange Commission

May 2006

Human Resource practices. For Lucent, this could be achieved when the Company’s CEO communicates the Annual Incentive Plan and the LTIP funding level at the Company’s All-Employee Broadcast soon after the Company’s earnings release (that is, within a few weeks of the October Board meeting). If communication of the actual funding level does not occur until employees finalize the Performance and Compensation process in December, a grant date will not be established until that time.

In accordance with the request set forth in the Staff’s letter, the Company acknowledges that

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like clarification, please feel free to call me at 908-582-8879 or Robert Owens, External Reporting Vice President at 908-582-4398.

Sincerely,

David W. Hitchcock

Corporate Controller

cc:	Patricia F. Russo

John Kritzmacher

William Carrapezzi

Robert Owens

David A. Katz